FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	RIM Launches BlackBerry 10 Platform BlackBerry 10 Platform Striking the Right Chord with Developers	3. 6.

Document 1

May 1, 2012

FOR IMMEDIATE RELEASE

RIM Launches BlackBerry 10 Platform

Developers get powerful tools in advance to build apps that deliver highly engaging mobile experiences for users

BlackBerry World 2012 / BlackBerry 10 Jam – Orlando, FL – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today unveiled its vision for the BlackBerry® 10 platform at the BlackBerry World™ conference in Orlando, Florida and released the initial developer toolkit for native and HTML5 software development. The toolkit is available in beta as a free download from http://developer.blackberry.com.

“BlackBerry 10 builds upon the core values and exceptional user experiences that have attracted more than 77 million BlackBerry customers around the world today,” said Alec Saunders, Vice President, Developer Relations and Ecosystems Development. “Developers building for BlackBerry 10 will be able to easily create the kind of cutting-edge apps that deliver truly engaging experiences and ‘wow’ customers, whether through integration with native features and other apps like BBM or by leveraging the new signature design elements of this new and powerful mobile computing platform.”

“There is tremendous interest, anticipation and momentum building toward the launch of BlackBerry 10 devices, and today we’re extremely excited to release the BlackBerry 10 developer beta tools for general use,” said Christopher Smith, Vice President, Handheld Application Platform and Tools at Research In Motion. “Developers can use this first beta of the tools to get started building apps for BlackBerry 10 and as the tools evolve over the coming months, developers will have access to a rich API set that will allow them to build even more integrated apps. The toolkit we are delivering today also meets developers on their own terms. Whether using the powerful Cascades framework, writing direct native code or developing in HTML5, BlackBerry 10 will empower developers to create attractive and compelling apps that excite customers.”

The toolkit includes the BlackBerry® 10 Native SDK with Cascades, which allows developers to create graphically rich, high performance native applications in C/C++ using Qt. The Native SDK for BlackBerry 10 has a rich set of APIs (Application Programming Interfaces) that give developers access to core device features and a range of BlackBerry application services, such as Push and Payment services. Cascades is a powerful native application development toolset that allows developers to easily build visually stunning applications without having to write complex, low-level graphics code.

More details about the NDK for BlackBerry 10 are posted on http://devblog.blackberry.com/2012/04/blackberry-10-native-sdk and for Cascades at http://devblog.blackberry.com/2012/04/blackberry-10-cascades-available-now.

The toolkit also includes support for HTML5 application developers with the BlackBerry 10 WebWorks™ SDK, allowing them to create native-like applications using common web programming technologies. The BlackBerry 10 WebWorks SDK allows developers to use HTML5 and CSS for building apps and provides JavaScript bindings to native device APIs along with RIM’s open source UI toolkit, bbUI.js, to create applications with native-like capabilities. In this initial release of the BlackBerry 10 WebWorks SDK, developers have access to a core subset of the full WebWorks APIs, including Identity, Application and App events, System and system events. More details about the BlackBerry 10 WebWorks SDK are posted on http://devblog.blackberry.com/2012/04/blackberry-10-webworks-sdk.

Applications created with any of the BlackBerry 10 tools will run on BlackBerry 10 smartphones as well as BlackBerry® PlayBook™ tablets when the new platform becomes available for the PlayBook. All of the SDKs will be updated to give developers access to more of the BlackBerry 10 unique capabilities over the coming months.

To further help developers get started on the BlackBerry 10 platform, BlackBerry 10 Jam attendees are being provided a BlackBerry 10 Dev Alpha device. This testing unit is a further commitment from RIM to provide the developer community with the tools they need to build successful applications for BlackBerry 10 devices, so that they are ready when the first BlackBerry 10 devices are expected to launch in the latter part of 2012.

The NDK for BlackBerry 10, including Cascades, is available for download at http://developer.blackberry.com/native/download.

The BlackBerry 10 WebWorks SDK is available at http://developer.blackberry.com/html5/download.

Additional Useful Links for Developers:
BlackBerry Jam Zone: http://developer.blackberry.com
@BlackBerryDev: http://www.twitter.com/blackberrydev
Developer Success Stories: https://bdsc.webapps.blackberry.com/devzone/whyblackberry/stories

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Victoria Berry
Research In Motion
vberry@rim.com
519-597-3663

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

May 1, 2012
FOR IMMEDIATE RELEASE

BlackBerry 10 Platform Striking the Right Chord with Developers

BlackBerry World 2012 / BlackBerry 10 Jam – Orlando, FL – Developers and top brands are already beginning to commit to the BlackBerry® 10 platform for their mobile application development. Today at BlackBerry World, Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) revealed endorsements from a number of key partners who have already confirmed their excitement for the upcoming launch of the BlackBerry 10 platform.

RIM has been working diligently with app providers to help ensure BlackBerry customers will have access to high-quality content and apps when BlackBerry 10 smartphones are launched.

 “The level of enthusiasm among developers for BlackBerry 10 is amazing. The platform has been built to give developers the ability to create amazing content and a great user experience.  The support and excitement we already see from developers is both rewarding and encouraging,” said Martyn Mallick, Vice President, Global Alliances and Business Development at Research In Motion. “We are hearing every day from partners who want to start building and showcasing their work on BlackBerry 10.”

Today, RIM also released in beta the developer toolkit for the BlackBerry 10 platform, which will allow developers to build and test their apps in preparation for the BlackBerry 10 launch expected in the latter part of 2012. The toolkit includes the BlackBerry 10 Native SDK with Cascades, which allows developers to create graphically rich, high performance native apps in C/C++ or the Qt Modeling Language (QML). The toolkit also includes support for HTML5 app developers with the BlackBerry 10 WebWorks™ SDK, allowing them to create native-like apps using common web programming technologies (HTML5, CSS and JavaScript).

The developer community, content providers and application framework providers are already coming out in support of BlackBerry 10:

“BlackBerry’s influence remains a worldwide phenomenon, which matches Endomondo’s reach,” said Endomondo Co-Founder Mette Lykke. “With 8 million users around the globe, including many BlackBerry devotees, Endomondo recognizes the value of supplying BlackBerry 10 users with access to the capabilities of the mobile Endomondo Sports Tracker and social fitness network.”

 “The official launch of BlackBerry 10 comes with great anticipation from Gameloft,” said Ludovic Blondel, Vice President of OEM at Gameloft. “We are very excited to be able to provide BlackBerry 10 users with high-quality gaming experiences for every type of player. We already have a total of 11 titles including our popular physics-based puzzle game Shark Dash and more hard-core games such as N.O.V.A. 3: Near Orbit Vanguard Alliance being optimized for the platform.”

“With the launch of BlackBerry 10, RIM is ramping up its platform for app developers,” said Nick Barnett, CEO of Mippin. “We’re very excited about the potential opportunities with BlackBerry 10 and we are confident it will deliver a content experience that leads the way for mobile.”

“With 360 Panorama, Occipital is pushing the boundaries of photography on mobile devices.  When evaluating the technical viability of a platform, we consider three areas: camera, sensors, and processing and graphics capabilities.  BlackBerry 10 met and often exceeded our expectations for each of these areas,” said Jeffrey Powers, Occipital Co-Founder and CEO.  “Through the combination of our computer vision technology and the advances of the BlackBerry 10 platform, 360 Panorama delivers a magical user experience.  We are very excited to bring 360 Panorama to users of the new and dramatically improved BlackBerry 10 platform.”

 “We knew from the start that RIM was on to something really special with their new BlackBerry 10 platform” commented Ryan Marquis, Founder/COO for PixelMags.  "To have been invited to participate in the app development process from the very start was a labor of love for all of us at PixelMags. We will be able to give BlackBerry 10 users an amazing native-built application where consumers can read any magazine, anytime, within the application, for one low monthly fee.”

 “As a longtime developer for the BlackBerry platform, Poynt is excited to see RIM continue to innovate with the BlackBerry 10 platform,” said Andrew Osis, CEO, Poynt Corporation. “The Cascades framework and QML support will allow our team to innovate the Poynt platform on BlackBerry 10 devices by continuing to create compelling and engaging user experiences.”

“RIM has got it right with the BlackBerry 10 platform.  They have really streamlined the app-development process,” said Adam Linford, Truphone Head of Labs and Mobile Applications. “The platform’s support for open-source components flattens the learning curve enabling us to build a new application quickly and cost-effectively and have it ready to go when the first BlackBerry 10 devices debut.”

“BlackBerry 10 is a huge milestone for the BlackBerry platform evolution and our early access to the platform has convinced us to be part of this promising transition,” said Martin Herdina, CEO of Wikitude. “We are really excited by the possibilities provided to us by the BlackBerry10 platform to bring immersive and interactive Augmented Reality experiences to the Blackberry community.”

For more information on the BlackBerry 10 toolkit, please visit www.devblog.blackberry.com.

Useful Links:
BlackBerry Jam Zone: http://developer.blackberry.com
@BlackBerryDev: http://www.twitter.com/blackberrydev
Developer Success Stories: https://bdsc.webapps.blackberry.com/devzone/whyblackberry/stories

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Victoria Berry
Research In Motion
vberry@rim.com
519-597-3663

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 01, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer